SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number  000-51519

(Check One)
☒Form 10-K and Form 10-KSB  ☐Form 11-K
☐Form 20-F ☐ Form 10-Q and Form 10-QSB Form N-SAR

For period ended  April 30, 2008

☐Transition Report on Form 10-K and Form 10-KSB
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q and Form 10-QSB
☐Transition Report on Form N-SAR

For the transition period ended N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	True North Energy Corporation

Former name if applicable

Address of principal executive office	2 Allen Center
1200 Smith Street, 16th Floor

City, State and Zip Code	Houston, Texas 77002

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated revisions to our EDGAR proof, we filed the Form 10-KSB at 5:31 PM Eastern Time on July 29, 2008, making it one minute late.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott E. Rapfogel Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒Yes   ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  ☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

We had revenues of $1,225,735 during the year ended April 30, 2008 and no revenues during the year ended April 30, 2007. During the year ended April 30, 2008 we had losses from operations of $10,900,453 as compared to losses from operations of $9,076,000 during the year ended April 30, 2007. The increase in our losses from operations during the year ended April 30, 2008 compared to the year ended April 30, 2007 is primarily due to significant increases in compensation expenses, lease operating expenses, unsuccessful merger and acquisition expenses, and depreciation, depletion and amortization expenses which were substantially offset by a significant decrease in exploration costs.

True North Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: July 30, 2008	By:	/s/ John Folnovic
Name: John Folnovic
Title: President